

Mail Stop 3720

November 20, 2007

Via U.S. Mail

Mr. Tong Jilu
Chief Financial Officer
China Unicom Limited
75th Floor, The Center
99 Queen's Road Central
Hong Kong

> **RE: China Unicom Limited**
> **Form 20-F for the Year ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 001-15028**

Dear Mr. Tong:

 We have reviewed your supplemental response letter dated September 10, 2007 as well as your filing and have the following comments. As noted in our comment letter dated August 14, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.   We note your response to comment 1. However, we continue to question the appropriateness of your accounting for handset subsidies under US GAAP. In addition, we do not believe that the handset subsidies should be considered subscriber acquisition costs under US GAAP. In order for us to better understand the substance of your bundled arrangement and therefore your US GAAP basis in accounting for the handset subsidies, please respond to the following additional comments. Cite the relevant authoritative accounting literature to support your accounting.

   a. In light of your statement (in second paragraph on page 2) that "… the legal ownership of the handset will pass to the subscriber at the end of the contract service period," we are unclear why you would consider the handset a delivered item and therefore a separate unit of accounting under EITF 00-21, please advise.

b. Explain to us your consideration of the guidance for lease accounting when accounting for the subscriber use of a handset. Please explain your consideration of paragraph 6 of SFAS 13 when determining if the arrangement is a sale type lease or an operating lease.

c. Tell us the length of your subscriber's commitment to make monthly service fee payments that is necessary in order for legal ownership of the handset to transfer at the end of the service contract.

d. Tell us if the aggregate of the minimum committed monthly service fees (or the prepaid deposit) represents vendor specific objective evidence (VSOE) of fair value of the handset. If not, please explain to us why.

e. Tell us and disclose how you account for the handset costs in your financial statements under US GAAP. Please cite for us the US GAAP literature that supports your accounting policy.

f. We note your statement (in second paragraph on page 3) that "…based on common contract law, the subscribers will have specific right to return the handsets to us and request a refund of the prepaid service fees or deposit." If you continue to believe that you have two separate units of accounting (handset and service), tell us how you apply the guidance in SAB 104 when accounting for the handset subsidies. In your response, explain to us how the China common contract law works with respect to the subscriber specific right of return and how the right affects your accounting.

g. Explain to us the nature and extent of your past network failures. Tell us if you have ever had a network failure of such severity that it resulted in subscribers returning their handsets to you and making requests for a refund of their prepaid service fees or deposits.

* * * *

Please respond to the above comments within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director